Filed Pursuant To Rule 433

Registration No. 333-275079

January 17, 2024

Sonnenshine Says GBTC Paves Way for Other Bitcoin ETFs

ALIX STEEL: on the flipside, it's like how much of your overall investment needs to be in say bitcoin or some ETF? Like is it 10%? or is it really 1% to 2%? And that's sort of a different calculation. So, to that point, we want to go back to the world economic forum in Davos. we are joined now by Michael Sonnenshein, Grayscale investment CEO. No better person to talk to in relation to this conversation. Hey Michael let's just start straight up with flows. We have seen about half $1 billion pulled out of the Grayscale bitcoin trust just in the last say week or so. Does that surprise you? does that worry you? What do you make of that?

MICHAEL SONNENSHEIN: well first of all, it's great to be back. And thank you so much for having me. Great to be joining you from Davos. You know I think when we look at how GBTC came to market, it was a really differentiated approach. It came to market with $28 billion of assets under management, really tight trading spreads, a very diversified base of investors, and ten years of operating history. I think with a fund this size, it is the second largest commodity ETF in the world. We are certainly not surprised to see some of the flows in the product over the first couple of days. And more importantly, rather than using flows as a measure, we are actually looking at trading volumes. the first day that GBTC traded on NYSE, it was the ninth most actively traded in the U.S. So, some really staggering numbers for GBTC's debut.

GUY JOHNSON: Yeah, volumes could be in or out. Michael, it's Guy. great to see you, thanks for stopping by. Look one of the things people are pointing to with you guys is you still got relatively high fees. some of your competitors don't. How are you going to square that circle?

SONNENSHEIN: Well again I think it comes down to investors having a choice. The reception we have heard from the investment community is really one of really thanking Grayscale, thanking GBTC for forging a path for these other products to come to market. GBTC paved the way through our SEC lawsuit, our SEC victory and ultimately really over the last ten years developing the disclosures and the operations and the mechanics that now other asset managers and other issuers get to borrow from. Now, that being said, we are meeting investors where they are trying to invest. I think that from a market perspective, GBTC's fee really does differentiate itself by those factors, the size, the liquidity, the track record.

STEEL: Totally get that. Is it worth 100 basis points?

SONNENSHEIN: we certainly think it is. I think for an asset class like crypto, a lot of people are pointing to the fact that some new entrants are coming into space, some of the world's largest asset managers. but this is their first time dealing in crypto assets, operating crypto investment vehicles. And so, as an investor, when you are choosing amongst these products, fee is a consideration, the asset manager, the issuer behind it is a consideration, but so should size, liquidity and again that track record.

JOHNSON: Michael, so much anticipation over so many years. Was it worth the wait?

SONNENSHEIN: absolutely it was worth the wait. If you are going to ask me that question, I’m going to take this moment to once again thank investors for supporting us along the journey, supporting folks like you guys who have been helping us tell this story over the years. This is such a milestone; this is such an inflection point. To have that milestone occur last week and now be able to come to Davos the following week and elevate the conversation around crypto, with some of the world's leaders, which is what we are here to do. To elevate GBTC and a broader understanding of crypto.

STEEL: so, you have also been looking into new covered call funds that you're looking to offer as well. What is the rationale behind that? Is it to keep existing money? or is it to draw in new money?

SONNENSHEIN: well one of the big benefits that we are eager to get to know that GBTC is on NYSE is the fact that we are looking forward to having options traded on GBTC. on the OTC market where the fund has been since 2015, there are no listed options. And so, for a lot of investors, they are eager to start having options to manage their positions and being able to offer, for instance, a covered call strategy may allow some investors to have passive long GBTC exposure but also earn some additional income. So that is a product we filed for. I think it really underscores our commitment not just to GBTC but to crypto more broadly. We want to surround the ecosystem of GBTC to create an even more robust environment.

JOHNSON: you could argue Michael that that strategy is prefaced on the idea that we are going to see maybe significantly less movement in bitcoin prices, significantly less volatility. Is that effectively what you are pointing to with this product? And is that a good thing or bad thing?

SONNENSHEIN: I do not think it's really for us so much a measure of volatility but instead we have heard directly from investors they want to passively be long this asset class. They believe it is still early days for crypto. They want to see that price appreciation and if they can earn some yield in order to maximize their returns then that's a product, they would potentially be interested in investing in.

STEEL: Michael, I know you're going to talk the book on this one. But there are 11 ETFs out there. Maybe more coming, so let's say maybe 13. How many do you think realistically we will see in the next couple of years?

SONNENSHEIN: Well, I think that we are honestly at the beginning of the lifecycle of where crypto assets are going to be. Certainly, in the U.S. now that we have spot bitcoin ETF's, they are now firmly weaving bitcoin into the fabric of the financial system. Over time I do think as the dust settles, after a lot of the anticipation that has been built up around these products coming to market, you will ultimately see a couple of products that attain a certain size where they have a track record, a certain asset base, a certain investor base alongside GBTC. So do we ultimately need 11 12 13 spot bitcoin ETF's? no but should investors still have a choice amongst several products? absolutely.

JOHNSON: Michael thanks for stopping by. Really appreciate it. totally understand why you are in Davos for a victory lap. All I would say is Jamie Dimon apparently off-limits. He does not want to talk about it. Bitcoin is something he doesn't want to focus on.

SONNENSHEIN: Well, I know Jamie said he does not want to talk about it anymore, but I would be happy to chat with him anytime he likes.

JOHNSON: That I'm absolutely certain of. Great to see you, Michael. Thanks very much indeed. Michael Sonnenshein of Grayscale. This is Bloomberg.

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